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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-45056

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/18___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banorte-IXE Securities International, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 32nd Floor
(No. and Street)

New York,	NY	10014
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose Saa

212-484-5231

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165	Northridge,	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

APR 0 2 2019

FOR OFFICIAL USE ONLY   RECEIVED

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Jose Saa__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Banorte-IXE Securities International, Ltd.__ _____ of __December 31__ _____, 20__18__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

BONRANDY Q NANONG
Notary Public - State of New York
NO. 01NA6331939
Qualified in Nassau County
My Commission Expires Oct 19, 2019

State of __New York__

County of __NASSAU__

Subscribed and sworn to (or affirmed) before me on this __1ST__ day of __April 2019__,

____ by __Jose Saa__

_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public _____



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Banorte-IXE Securities International, Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Banorte-IXE Securities International, Ltd. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 29, 2019

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2018

		2018
Assets		
Cash and Cash Equivalents—Includes ($8,051,599 invested in money market accounts)	$	9,688,708
Due from Clearing Broker, includes $501,659 Clearing Deposit (Note 3)		939,009
Accounts Receivable		778,847
Furniture, Equipment, Software and Leasehold Improvements (Note 6) (net of accumulated depreciation and amortization of $2,559,772)		1,036,306
Income Tax Prepaid (Note 7)		238,793
Prepaid Expenses		479,088
Security Deposits		378,266
Total Assets	$	13,539,017
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Compensation	$	208,745
Accounts Payable and Accrued Expenses (Note 4)		338,177
Total Liabilities		546,922
Stockholder's Equity		
Common Stock (no par value, 200 shares authorized, 50 shares issued and outstanding)		500
Additional Paid-in Capital		11,668,578
Retained Earnings		1,323,017
Total Stockholder's Equity		12,992,095
Total Liabilities and Stockholder's Equity	$	13,539,017

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Banorte-IXE Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is an introducing broker-dealer.

The Company receives commission on all trades introduced during the year.

All domestic securities transactions are cleared through clearing brokers on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). Receivable from clearing brokers consists primarily of cash balances held at the clearing brokers. The Company is also a member of the Securities Investors Protection Corporation (SIPC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and approved by management.

The significant accounting policies followed in the preparation of the financial statements on a consistent basis are:

Cash and cash equivalents

The Company defines cash and cash equivalents as highly-liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. At December 31, 2018 substantiallly all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Fixed assets

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. Net realized and unrealized gains and losses are reflected in trading in the statement of income. As of December 31, 2018, there has been no proprietary trading.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts. Significant estimates include taxes, certain income and receivables, and accrued compensation.

Foreign currency transalation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange throughout the year. Gains or losses resulting from foreign currency transactions are included in net income.

Revenue recognition

Commissions and fee revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of federal taxes based upon income; state and local taxes computed on a basis other than net income.

ASC 740-10-25 prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740-10-25, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company as of December 31, 2018.

Accounts recievables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounrs is not considered necessary because probable uncollectible accounts are immaterial.

BANORTE-IXE SECURITIES INTERNATIONAL, LTD
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)
Notes to Financial Statements
For the year ended December 31, 2018

3. DUE FROM CLEARING BROKER

Pursuant to the clearing agreement with Apex Clearing Corporation ("Clearing Broker"), the Company introduces all of its customers' securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin ("clearing deposit"). Interest is paid monthly on these cash deposits at the average overnight repurchase rate.

As of December 31, 2018, the Company had a receivable from its clearing broker of $939,009 of which $501,659 served as the clearing deposit.

4. RELATED-PARTY TRANSACTIONS

The Company has an agreement with Casa de Bolsa Banorte-IXE for the use of certain Institutional Referral services. Detail of related party transactions and balances are as follows:

Parent Company:		2018
Commission Referral Fees	$	182,227
Accounts Receivable Referral Fees	$	64,673
Related Companies:		
Accounts Receivable	$	200

The Company has an informal cost sharing arrangement based on a cost plus a percentage mark up on expense. This results in a charge to the company, if revenue as defined, exceeds the cost plus the percentage as calculated. During the year ended December 31, 2018, the aforementioned calculation resulted in the Company accruing a sevice fee of $0.

5. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of its employees. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% up to the first 10% of the amount contributed by each employee. The Company's contribution was $194,866 for the year ended December 31, 2018.

BANORTE-IXE SECURITIES INTERNATIONAL, LTD
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)
Notes to Financial Statements
For the year ended December 31, 2018

6. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software and leasehold improvements are as follows:

	2018
Construction in Progress	$ 16,539
Equipment	1,029,582
Furniture and fixture	371,441
Leasehold improvements	1,918,117
Software cost	260,398
	3,596,078
Less: accumulated depreciation and amortization	(2,559,772)
Total net	$ 1,036,306

Depreciation and amortization expense related to furniture, equipment, software and leasehold improvements for the year ended December 31, 2018 was $411,980.

7. INCOME TAXES

The provision for income taxes for the period ended December 31, 2018 consists of the following:

Current:

Federal	$ 14,418
State and local	9,050
Total	23,468
Deferred Taxes	179,240
Income tax	$ 202,708

A reconciliation of the statutory income tax provision to the effective income tax provision is as follows:

United States statutory rate	21.00 %
State and local	0.67 %
Permanent Difference	0.17 %
Net operating loss carryforward	0.00 %
Total tax provision	21.84 %

BANORTE-IXE SECURITIES INTERNATIONAL, LTD
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)
Notes to Financial Statements
For the year ended December 31, 2018

7. INCOME TAXES (CONT.)

Income tax prepaid as of December 31, 2018 of $238,793 is net of tax provision of $25,263.

The major sources of temporary differences and their deferred tax effect at December 31, 2018 are as follows:

Deferred tax asset	
Depreciation	$ 71,685
Rent	39,611
Net deferred tax asset	$ 111,296

The Company has recorded a 100% allowance against this deferred tax asset due to the impending adoption of ASC 842, see Note 14.

The Company files Federal, New York State, Texas and New York City income tax returns as a C corporation. Generally the Company is no longer subject to income tax examination by major taxing authorities for year before 2014. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income amount the relevant tax jurisdictions and compliance with U.S. Federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

8. COMMITMENTS AND CONTINGENCIES

The Company leases spaces in Texas and New York under lease agreements which terminate in 2020 and 2022 respectively. Future minimum lease payments, at December 31, 2018 are:

Years Ending December 31	
2019	$ 741,110
2020	702,502
2021	683,046
2022	569,205
	$ 2,695,863

Accounts payable and accrued expenses includes deferred rents of $188,623 in connection with the above lease agreements.

A certificate of deposit of $378,266 is pledged to a third party as collateral for the New York lease agreement.

BANORTE-IXE SECURITIES INTERNATIONAL, LTD
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)
Notes to Financial Statements
For the year ended December 31, 2018

8. COMMITMENTS AND CONTINGENCIES (CONT.)

Other commitments

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2018, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2018, or during the year then ended.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION RISK

A portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represents obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2018, the Company did not have any financial instruments sold, but not yet purchased.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

10. FAIR VALUE MEASUREMENT

As defined in ASC 820-10, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities, the Company has the ability to access.

BANORTE-IXE SECURITIES INTERNATIONAL, LTD
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)
Notes to Financial Statements
For the year ended December 31, 2018

10. FAIR VALUE MEASUREMENT (CONT.)

Level 2 - Inputs, other than quoted prices included in Level 1, are either directly or indirectly observable, for the asset or liability.

Level 3 – Unobservable inputs reflect management's best assumptions of what market participants would use in pricing the asset or liability at the measurement date. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2018, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1. No Level 2 or Level 3 assets were owned by the Company as at December 31, 2018.

11. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $10,078,776 which was $9,978,776 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.0543. to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

All customer transactions are cleared on a fully disclosed basis through a clearing broker.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

13. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018, or during the year then ended.

BANORTE-IXE SECURITIES INTERNATIONAL, LTD
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)
Notes to Financial Statements
For the year ended December 31, 2018

14. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019. Management is evaluating the impact that ASU 2016-02 will have on the Company's financial statements.